Exhibit 99.4

NICE Named the Technology Leader in the 2022 SPARK Matrix™ for Customer
Journey Analytics (CJA) Report

NICE positioned highest for Customer Impact and Technology Excellence in Quadrant Knowledge Solutions’
independent assessment of Customer Journey Analytics solutions

Hoboken, N.J., February 21, 2023 – NICE (Nasdaq: NICE) today announced that it has been recognized as the Technology Leader in the Quadrant Knowledge Solutions 2022 SPARK MatrixTM for Customer Journey Analytics. Providing key market insights, emerging technology trends, future market outlook, and independent competitive evaluation, this essential industry analysis ranks 17 leading vendors based on Customer Impact and Technology Excellence criteria.

In the assessment, Quadrant Knowledge Solutions (QKS) defines Customer Journey Analytics (CJA) as “a solution that tracks and analyzes customer interactions across multiple channels and touchpoints to allow organizations to optimize their customers’ journeys by minimizing friction, improving customer engagement with the brands, and enhancing the overall customer experience.” * QKS affirms that the CJA platform enables brands to uncover actionable insights that drive better decision-making practices and interaction outcomes.

The report states, “NICE’s Customer Journey Analytics platform’s competitive differentiators include full-spectrum journey and interaction analytics, industry-leading AI, intuitive and flexible visualization, maps and insights sharing, and scalable, flexible, and secure deployment model.” * QKS analysts applaud NICE for providing a holistic solution that helps brands achieve their business objectives by operationalizing customer data, better-personalizing content, designing omnichannel marketing programs, and optimizing marketing spending.

“Our leadership position in the 2022 Spark Matrix for Customer Journey Analytics report reinforces NICE’s proven leadership in the digital CX space—helping enterprises across verticals and regions optimize every interaction in real time and on any touchpoint,” said Barry Cooper, president, CX Division, NICE. “Our CJA solution plays a key role in empowering CXi, our revolutionary digital-first approach to customer gratification that strengthens brand loyalty and maximizes client revenue.”

NICE’s uppermost position in this comprehensive CJA analysis joins top ratings in other QKS assessments for 2022, as well, including the SPARK Matrix: CCaaS and SPARK Matrix: WEM reports—giving businesses the vetted information they need to select the most innovative and effective CX solutions available.

*Quadrant Knowledge Solutions, 2022 SPARK MatrixTM for Customer Journey Analytics, December 2022

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it has never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.